WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
e-mail:  wmslaw@tampabay.rr.com

January 26, 2012

Ryan Houseal
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:  ChatChing, Inc.
Registration Statement on Form S-1
Amendment No. 3.
File No. 333-176962

Dear Mr. Houseal:

We have filed on EDGAR the above Amendment No. 3.

We have attached a Response Table to this correspondence detailing our responses to the comments.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.
Michael T. Williams, Esq.

Comment Number	Explanation
1 .
In response to this comment, we have filed a further form of amendment to the Plan as Exhibit 10.3, which provides as follows:

In order to assure that any such amendments may not adversely affect then-existing interests or expectations of then-existing Consultants or other participants notwithstanding the fact that the Board has the unilateral right to amend the Plan, the Plan has been further amended to add the following to Section 12, as amended.  In order to assure any such amendments not adversely affect then-existing interests or expectations of then-existing Consultants or other participants, the Board of Director’s power to amend the Plan is limited as follows:  No amendment to the Plan will be applied retrospectively to any then-existing Consultants or other participants under the Plan prior to the date of the adoption of an Amendment, except as such amendment may be necessary to clarify any ambiguous terms or conditions of the Plan and then only in a way that does not adversely affect then-existing interests or expectations of then-existing Consultants or other participants.  This provision may not be altered by further amendment by the Board.

2 .	We have eliminated this discussion from the Risk Factor and moved it to the Liquidity section of MDA as requested.
3 .
We have added the following language to the relevant Risk Factor:

To the extent our consultants act as underwriters, we would have primary liability notwithstanding our categorization of our Consultants as independent contractors. As such, our classification of our Consultants as “independent contractors” will not affect any liabilities that we will be subject to under the securities laws.

4 .	We have updated this disclosure through September 30, 2011 as requested.
5 .
In order to eliminate any confusion, the Credit Line Agreements, the Notes and the Security Agreements were amended and restated in their entirety.  These are filed as Exhibits 10.16 – 10.21 and the disclosure has been conformed to these new exhibits.

At January 19, 2012, we had only $16 in our bank account.  We anticipate our monthly burn rate for the next 12 months to be approximately $35,416 per month.  As of January 19, 2012, Steven Pfirman, our  President, Secretary and Director and Nicholas Palin, a Director, loaned $363,892, $181,896 by Mr. Pfirman and $181,996 by Mr. Palin, to fund development stage operations. The loans are binding legal obligations as they were made under identical Credit Line Agreements and related Credit Line Promissory Notes with Mr. Pfirman and Mr. Palin amended and restated in their entirety on January 23, 2012 to be in the amount of $250,000 each, aggregating $500,000, bearing interest at zero percent due on December 31, 2012.  The Credit Line Agreements contain provisions concerning default and remedies in the event of default as well as other provisions related to these loans.  The loans are secured by Security Agreements pledging all assets of the Company as security for the loans.